Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

 MINEFINDERS ANNOUNCES DISCOVERY OF GOLD AND SILVER SYSTEM AT ITS LA
VIRGINIA PROJECT

VANCOUVER, BRITISH COLUMBIA – SEPTEMBER 20, 2010 - Minefinders Corporation Ltd. is pleased to announce that initial drilling has resulted in the discovery of a gold and silver mineralized system on the La Virginia zone of the Company’s 100% owned La Virginia Project.

Assay results from the first nine drill holes include intervals of 2.0 metres assaying 12.17 grams per tonne (gpt) gold (“Au”) with 51.5 gpt silver (“Ag”) in LV 10-4C, and 1.1 metres of 5.75 gpt Au with 434.3 gpt Ag in LV 10-8C. More widespread intercepts include 27.0 metres containing 1.01 gpt Au with 89.9 gpt Ag in LV 10-7C with internal higher grade intervals. “We are encouraged by this new discovery, particularly as it is in the initial stages of the first drill program ever conducted at La Virginia. As our understanding of this large mineralized system evolves, we will expand our drilling program” commented Tench Page, Vice President, Exploration. The significant intercepts from the first nine drill holes are listed in Table I below and a drill location map is available on the Company’s website (www.minefinders.com).

Mineralization occurs in epithermal quartz-chalcedony stockworks, veins and hydrothermal breccias with widths that can vary from one metre to greater than 30 metres. Drill intercepts in the highest portions of the system display high-level alteration and mineralogy including abundant chalcedony suggesting that for most of the zone the bonanza gold and silver portion of the system remains intact at depth.  Sulfides, including occasional silver sulfides, are common in the mineralized zone with mixed oxidation occurring throughout most of the zone tested to date.

Approximately 2,770 metres of core in 11 widely spaced drill holes has been completed along 3 kilometres of the overall system. Drill holes LV 10-7C, LV 10-8C, and LV 10-9C tested the same section of mineralized structure at progressively greater depths and results indicate vertical continuity of mineralization over more than 200 metres of depth. Current drilling is testing progressively farther north as access is gained via the construction of new drill roads.

Initial exploration of historical workings at the La Virginia zone defined a mineralized trend that extends for a total strike length of up to fifteen kilometres.  The drilling program, the first ever conducted on this zone, commenced in April 2010 and is focused on testing the potential depth extent of high-grade mineralization exposed over a strike length of 5 kilometres and width of two kilometres within the central portion of the zone. The ongoing drill program will continue to target the central portion of the La Virginia zone where most of the historic workings are located.

The La Virginia project is located approximately 220 kilometres east-northeast of Hermosillo, Sonora, Mexico and is 100 kilometres north-northwest of the Company’s Dolores mine.  The land package encompasses more than 34,000 hectares within a geologic environment similar to that of the Dolores gold and silver deposit and comprises seven separate large mineralized areas identified by the Company.

A compilation of the recent significant intercepts from initial drilling of the La Virginia target area is provided in Table 1 below:

Table 1:

DH No.	From(m)	To (m)	Length(m)3	Length(ft)3	Au gpt	Ag gpt	Aueq gpt2
LV10-1C	346.0	347.5	1.5	4.9	0.338	43.5	1.06

LV10-2C	42.65	56.0	13.35	65.0	0.610	9.5	0.77
LV10-2C	81.0	83.0	2.0	6.6	0.728	1.1	0.75

LV10-4C	113.0	115.0	2.0	6.6	12.165	51.5	13.02

LV10-5C	69.8	81.5	11.7		0.343	13.6	0.57

LV10-7C1	99.5	103.0	3.5	11.5	0.344	18.8	0.66
LV10-7C1	120.5	147.5	27.0	88.6	1.011	89.9	2.51
Includes:	131.5	147.5	16.0	52.5	1.452	124.9	3.53
Includes:	136.0	138.5	2.5	8.2	1.980	252.4	6.18
And:	146	147.5	1.5	4.9	3.133	224.5	6.87

LV10-8C	39	40.5	1.5	4.9	0.831	64.5	1.91
LV10-8C	138	139.25	1.25		0.648	29.5	1.14
LV10-8C	181.9	186.2	4.3	14.1	2.092	136.3	4.36
Includes
LV10-8C	181.9	183.0	1.1	3.6	5.753	434.3	12.99
LV10-8C	203.5	205.0	1.5	4.9	0.596	15.0	0.85

LV10-9C1	182.5	183.5	1.0	3.3	1.430	104.8	3.18
LV10-9C1	220.0	221.5	1.5	4.9	0.508	14.5	0.75

1 Additional assays pending
2 Au-equivalent calculated at a 60:1 silver:gold ratio
3 Intercept length may not indicate true width

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from the reported intervals were comprised of HQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex or Inspectorate) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the La Virginia Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.